Contact

www.linkedin.com/in/
dainamiddleton (LinkedIn)

Top Skills

Calendars

International Media

Strategic Communications

Certifications

Artificial Intelligence: Implications for Business Strategy Program

Artificial Intelligence: Implications for Business Strategy

Publications

Marketing in the Participation Age

Grace Meets Grit: How to Bring Out the Remarkable, Courageous Leader Within

Patents

Mobile printing patent @ HP in 1995

Daina Middleton

Board Leader, Advisor, Investor, Founder, Author | Multi-Million-Dollar Revenue Generator | Strategic Growth Catalyst | Global Marketing SME | Sustainability & Culture Champion – Transforming Possibility into Performance

Greater Seattle Area

Summary

Daina Middleton is a former CEO and CMO, and current board member and advisor, strategy consultant, and growth architect with expertise in growing technology and services organizations. She has successfully grown and exited several marketing services businesses. Her success is fueled by focusing on creating market categories, driving thought leadership through partnerships and experiences, cultivating company culture and executing operational excellence. Believing culture is the competitive advantage, Daina is currently creating culture transformations, inclusive leadership, and company purpose-driven strategies for businesses who wish to create better outcomes for all stakeholders.

Daina has rapidly grown businesses in highly competitive complex environments that demand continuous evolution and innovation. She began her career by spending 16 years at Hewlett-Packard Company which provided her with an enduring foundation in managing global teams, establishing new branded categories (including consumables), pioneering digital marketing, building company culture, and delivering results across complex, highly-matrixed organizations.

Most recently, Daina was the transformational CEO of Ansira, a century-old private equity backed marketing technology and services firm. Daina established a 3-5-year differentiated company strategy and cascading milestones; created the M&A strategy and plan (executing 4 transactions); and unified a culture spread over 14 geographic locations segregated from legacy companies. She implemented a number of operational processes to enable scale and accelerate profitability, including transitioning engineering to Agile. After onboarding her successor, she recently transitioned to Ansira's board of directors and serves as Vice Chair.

Daina also serves as an independent director of public company Marin Software. She is the recipient of numerous awards and honors. She is also a prolific public speaker and published author: Marketing in the Participation Age: A Guide to Motivating People to Join, Share, Take Part, Connect, and Engage; Wiley, 2013; and Grace Meets Grit: How to bring out the Remarkable Courageous Leader Within; Bibleomotion, 2016.

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Experience

Bond Brand Loyalty
Member Board of Directors
February 2024 - Present (8 months)

Level Agency
Board Member
2023 - Present (1 year)
United States

Self-employed
Advisor and Consultant
December 2021 - Present (2 years 10 months)

Palomar
Independent Director
July 2021 - Present (3 years 3 months)

Ad Fontes Media
Board Member
January 2020 - Present (4 years 9 months)
United States

PrismWork
4 years 9 months

Co-Founder
January 2020 - Present (4 years 9 months)
Palo Alto, California, United States

Collaborator

May 2020 - September 2022 (2 years 5 months)
United States

21st Century Workplace Collaborator
January 2020 - September 2022 (2 years 9 months)

MarketBeam
Strategic Advisor
May 2019 - Present (5 years 5 months)

Marin Software
Independent Director
June 2014 - Present (10 years 4 months)
San Francisco, California

Independent Director, Member of Audit, Finance committee

Madison Logic
Independent Director
January 2020 - December 2022 (3 years)
United States

BIGtoken®
Independent Director
October 2020 - June 2022 (1 year 9 months)

Britelite Immersive
Chief Executive Officer
January 2021 - February 2022 (1 year 2 months)

Ansira
2 years 1 month

Vice Chairman
April 2019 - September 2019 (6 months)

CEO
September 2017 - May 2019 (1 year 9 months)

Larcen Consulting Group
Principal
February 2016 - September 2017 (1 year 8 months)
San Francisco Bay Area

Organization Development, Leadership Coaching, Teamwork

Twitter
Head of Global Business Marketing
May 2014 - December 2015 (1 year 8 months)

Driving global alignment and scale for all business customers and revenue-driven activities.

Performics
CEO
January 2010 - May 2014 (4 years 5 months)

Global CEO for largest performance agency in the world in organization with 1500 employees in 34 countries.

Moxie Interactive
Senior Vice President
2007 - 2009 (2 years)

Oversaw four strategic departments for full-service marketing agency: Insights & Trends, Research, Analytics, and Innovation.

Hewlett-Packard
16 years

Marketing
1992 - 2007 (15 years)

Held a number of marketing and communications positions in the 16-year tenure. Before departure, headed up global advertising for the $50B Imaging and Printing Group.

Marketing
1991 - 2005 (14 years)

Managed all Marketing functions during 16-year stint. When departed HP managed global advertising for the Imaging and Printing Group.

Education

Oregon State University
B.A., Liberal Arts, Technical Journalism · (1983 - 1987)